FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Year Ended September 30, 2010 which was filed with the Tokyo Stock Exchange on November 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 4, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

Consolidated Financial Results

for the Six Months Ended September 30, 2010

(Prepared in Accordance with U.S. GAAP)

November 4, 2010

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange
Representative:	Kagemasa Kozuki / Representative Director and Chairman of the Board, President
Contact:	Noriaki Yamaguchi / Representative Director, Vice-President, Corporate Officer (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	November 25, 2010
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2010

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Six months ended September 30, 2010	115,763	8,050	7,227	4,192
% change from previous period	1.6%	74.6%	79.4%	87.8%
Six months ended September 30, 2009	113,914	4,611	4,029	2,232
% change from previous period	(22.5)%	(79.8)%	(82.0)%	(81.3)%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Six months ended September 30, 2010	31.41	31.41
Six months ended September 30, 2009	16.73	16.73

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share
September 30, 2010	296,618	187,332	182,570	61.6%	1,367.97
March 31, 2010	298,198	189,231	184,465	61.9%	1,382.16

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended
March 31, 2010	—	27.00	—	27.00	54.00
Year ending
March 31, 2011	—	16.00
-Forecast-			—	16.00	32.00

Change in dividend forecasts during the three months ended September 30, 2010: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2011

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share
Year ending March 31, 2011	285,000	24,500	22,500	13,500	101.15
% change from previous year	8.7%	31.3%	31.4%	1.4%

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2011 during the three months ended September 30, 2010: None

4. Other

Please refer to page 10 for details.

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Six months ended September 30, 2010	143,500,000	shares
	Year ended March 31, 2010	143,500,000	shares
2.	Number of Treasury Stock:
	Six months ended September 30, 2010	10,039,519	shares
	Year ended March 31, 2010	10,039,336	shares
3.	Average number of shares outstanding:
	Six months ended September 30, 2010	133,460,536	shares
	Six months ended September 30, 2009	133,461,290	shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this report.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 8, 9 and 10 for further information regarding our business forecasts.

1. Business Performance

1. Consolidated Results of Operations

(1) Business Overview

A difficult business climate persisted in the environment surrounding the KONAMI CORPORATION and its subsidiaries (“KONAMI”) as uncertainty over the future due to factors such as the impact of the appreciation of the yen and suppressed consumer spending.

In regard to the entertainment industry, efforts are being made in the entertainment market to create new demand. These include the exhibition – at video game trade shows held both within Japan and abroad – of new video game consoles with novel methods of operation added, which offer new ways to play games, and games that make full use of 3D video technology.

Meanwhile, the tourism market related to the gaming market, such as Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators still maintain cautious and eliminating stances toward their investments; however, we will continue to focus more attention on the market trends.

In the health and fitness industry, heightened interest in and demand related to the maintenance and promotion of good health are expected to continue into the future due to the aging population as well as a concern over lifestyle diseases.

Against this backdrop, the Digital Entertainment segment of KONAMI rolled out the latest title of our highly popular METAL GEAR series, and Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER) series on multiple platforms. Those sales progressed favorably. Furthermore, as with its predecessor, the release of the latest romance simulation game LOVEPLUSPLUS received a highly positive response among Japanese consumers, which could be called a social phenomenon in Japan.

In our Gaming & System segment, sales of the Advantage 5 five-reel stepper machine series, the Podium video slot machine, etc. progressed steadily, centered on the North American market.

In our Health & Fitness segment, we promoted the introduction of new services – including the Konami Sports Club Golf Academy – which meet diversifying customer needs as well as the utilization of IT in health management, and we endeavored to upgrade and expand services that provide support, both within and outside our facilities, for the maintenance and promotion of good health.

In terms of the consolidated results for the six months ended September 30, 2010, net revenues amounted to ¥115,763 million (a year-on-year increase of 1.6%), operating income was ¥8,050 million (a year-on-year increase of 74.6%), income before income taxes and equity in net income of affiliated company was ¥7,227 million (a year-on-year increase of 79.4%), and net income attributable to KONAMI CORPORATION was ¥4,192 million (a year-on-year increase of 87.8%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Six months ended September 30, 2009	Six months ended September 30, 2010	% change
Digital Entertainment	¥51,419	¥53,135	3.3
Gaming & System	8,896	9,264	4.1
Health & Fitness	43,375	43,842	1.1
Other and Eliminations	10,224	9,522	(6.9)

Consolidated net revenues	¥113,914	¥115,763	1.6

Digital Entertainment

Computer & Video Games business: METAL GEAR SOLID PEACE WALKER, the first sequel in the METAL GEAR series for the PSP, was launched worldwide. Sales of this title progressed steadily, with the game receiving favorable reviews as co-op modes, etc., which leverage the characteristic features of handheld gaming devices, are being well received by hardcore METAL GEAR fans.

Meanwhile, WORLD SOCCER Winning Eleven 2010 Aoki Samurai no Chosen was launched on multiple platforms to coincide with the once-every-four-years festivities that excite soccer fans worldwide. This title includes the ‘Japan Challenge Mode,’ which has the Japanese national team competing to become No.1 in the world. Steady sales were recorded for this game in Japan.

In addition, the latest romance communication game, LOVEPLUSPLUS was released to record first week unit sales surpassing that of the previous game in the series. Furthermore, the Atami LOVEPLUS Phenomenon festival was held during the summer vacation season in Atami City, which is the location of one of the events in the game. The festival proposed a new way to play the game that links the virtual world to a real world location. Various campaigns were executed, including a tourist spot stamp rally and sales of original goods. The LOVEPLUS series was highly recognized for seeking a new way of attracting fans, resulting in the receipt of the 25th Digital Content Grand Prix ‘Excellence Award,’ the Japan Game Awards 2010 ‘Award for Excellence,’ etc. The content and its way of seeing the world will be further expanded, such as through the scheduled release of Project LOVEPLUS for Nintendo 3DS for Nintendo’s new game console.

A wide-ranging lineup of other games was also released, including JIKKYO PAWAFURU PUROYAKYU 2010, the latest in the JIKKYO PAWAFURU PUROYAKYU series and the first title in the series to launch a version for the PS3 console; the realistic professional baseball game PUROYAKYU SPIRITS 2010 launched on multiple platforms; the academy romance simulation game for women TOKIMEKI MEMORIAL Girl’s Side 3rd Story; the new animated title FAIRY TAIL PORTABLE GUILD; and BUSOU SHINKI BATTLE MASTERS, a game based on the characters and world view of the BUSOU SHINKI series that is developed as a combination of an action figure line and video games for the PC.

Overseas, an undertaking in the U.S. utilizing DanceDanceRevolution to fight obesity is expanding, and sales of the series’ titles are progressing steadily. In Europe, PES 2011 - Pro Evolution Soccer was released in September, the latest title in the Winning Eleven series and the first video game in the world to include Copa Libertadores, the soccer tournament that determines the top club team in South America.

Amusement business: The music simulation game, jubeat knit, the latest title in the jubeat music simulation series; BASEBALL HEROES 2010 WINNER, the newest game in the BASEBALL HEROES series; and GI-Turf TV, an online horse racing simulator medallion game that can be played as a nationwide online competition began operation. Furthermore, the PASELI e-money service, launched in the previous fiscal year, was expanded to include MAH-JONG FIGHT CLUB GARYOTENSEI and jubeat knit, and both are recording strong sales.

Card Games business: Yu-Gi-Oh! Trading Card Game series continuously sold well.

As a new effort, KONAMI opened its first antenna shop, KONAMI STYLE Tokyo Midtown, in July. The shop will serve as an information center where visitors can deepen their understanding of KONAMI, purchase original goods that are only available at the store, experience products before their launch and enjoy various events.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2010 in this segment amounted to ¥53,135 million (a year-on-year increase of 3.3%).

Gaming & System

In the North American market, the Advantage 5 five-reel stepper machine series, which has become a standard item, and the Podium video slot machine continue to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding market shares. In the Australian market the Podium also progressed favorably. Full-scale marketing is also in progress in Europe and Central, South America and Asia, in order to build a distributor network for the market.

In addition, KONAMI exhibited the Advantage 5 series, which is attracting much attention in North America, the video slot machine Podium and other gaming equipment in forms localized for each market at a wide range of trade fairs around the world to a favorable response. These fairs included the Australasian Gaming Expo (August, 2010; Sydney, Australia), the largest gaming equipment fair in the Oceania region; and the South American Gaming Suppliers Expo (SAGSE) Buenos Aires (September, 2010; Buenos Aires, Argentina), which is the largest gaming trade show in Central and South America.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2010 in this segment amounted to ¥9,264 million (a year-on-year increase of 4.1%).

Health & Fitness

Operation of fitness clubs: A difficult business climate persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, price-competition progressed further and the increase in the number of fitness clubs made it difficult to recruit new members. Against this backdrop, KONAMI opened two facilities in April, 2010: one in Niigata (Niigata City) and another in Kami-Ooka (Yokohama City). Both fitness clubs are proving popular for unique studio programs. Furthermore, we developed and introduced new health programs utilizing IT, which is one of KONAMI’s strengths, in health management, exercise and nutritional guidance, and provided upgraded services to our customers, whose health consciousness is on the rise.

KONAMI also promoted the enrichment of the instruction offered at its golf schools and opened the Konami Sports Club Golf Academy. The golf academy offers a unique golf instruction service that combines KONAMI’s fitness instruction know-how, its teaching theories and state-of-the-art golf swing analysis technology. The academy is being introduced sequentially at Konami Sports Clubs nationwide and is enjoying favorable reviews. Furthermore, we undertook efforts for the enhancement of member services and introduced the Life Support Service, which further enriches member’s lives through leisure, healthcare and other services, and Anshin Plus, a plan that comes with coverage against accidents or injuries at the sports club.

Operation of sports facilities outsourced to us: In the management of facilities outsourced to KONAMI, we began to operate the health promotion center at the area for general health in the Toyooka City (Hyogo Prefecture), the Kitakyusyu City sports facilities (Fukuoka Prefecture) and the Fureai (Communicating) health promotion center in Takaishi City (Osaka Prefecture), and we continued to promote the health of community residents by making use of KONAMI’s know-how and experience in the operation of public facilities, etc.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2010 in this segment amounted to ¥43,842 million (a year-on-year increase of 1.1%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥296,618 million for the six months ended September 30, 2010, decreasing by ¥1,580 million compared with March 31, 2010. This decrease mainly resulted from decreases in cash and cash equivalents and accounts receivable despite an increase in inventories.

Total Liabilities:

Total liabilities amounted to ¥109,286 million for the six months ended September 30, 2010, increasing by ¥319 million compared with March 31, 2010. This increase primarily resulted from an increase in deferred revenue despite a decrease in accrued expenses.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥182,570 million for the six months ended September 30, 2010, decreasing by ¥1,895 million compared with March 31, 2010. This decrease mainly resulted from provision of dividends for the year ended March 31, 2010 and a decrease in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 61.6%, decreasing by 0.3% compared with March 31, 2010.

(2) Cash Flows

Cash flow summary for the six months ended September 30, 2010:

	Millions of Yen
	Six months ended September 30, 2009	Six months ended September 30, 2010	Change
Net cash provided by (used in) operating activities	¥(6,206)	¥6,099	¥12,305
Net cash used in investing activities	(3,265)	(6,332)	(3,067)
Net cash used in financing activities	(5,336)	(3,158)	2,178
Effect of exchange rate changes on cash and cash equivalents	(98)	(976)	(878)
Net decrease in cash and cash equivalents	(14,905)	(4,367)	10,538

Cash and cash equivalents, end of the period	¥38,663	¥46,373	¥7,710

Cash and cash equivalents (hereafter, referred to as “net cash”), for the six months ended September 30, 2010, amounted to ¥46,373 million, a decrease of ¥4,367 million compared to the year ended March 31, 2010, and a year-on-year increase of 19.9%.

Cash flow summary for each activity for the six months ended September 30, 2010 is as follows:

Cash flows from operating activities:

Net cash from operating activities amounted to ¥6,099 million for the six months ended September 30, 2010 (for the six months ended September 30, 2009, net cash used in operating activities amounted to ¥6,206 million). This is primarily due to the improvement of the disbursements relating to trade notes and accounts payable and an increase in deferred revenue compared to that for the six months ended September 30, 2009 despite a decrease in inflows relating to accounts receivable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥6,332 million for the six months ended September 30, 2010, a year-on-year increase of 93.9%. This increase mainly resulted from an increase in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥3,158 million for the six months ended September 30, 2010, a year-on-year decrease of 40.8%. This increase primarily resulted from recognizing proceeds from sale and leaseback transaction.

3. Outlook for Fiscal Year Ending March 31, 2011

Digital Entertainment

In our Digital Entertainment segment, we will continue to focus on the expanding overseas video game software market. We plan to launch Castlevania: Lords of Shadow, the latest in the Castlevania series created with the supervision of Kojima Productions, and Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER) series worldwide.

Regarding music games, which continue to enjoy popularity in North America and Europe, we plan to launch a varied lineup, such as the latest title in the DanceDanceRevolution series for which demand is now also increasing for use in the promotion of physical fitness; the karaoke game Karaoke Revolution Glee, which is based on the highly popular musical comedy TV series “Glee” broadcast in the U.S. on Fox Broadcasting; and Def Jam Rapstar, in which famous artists have collaborated with their record labels.

In arcade games, we are scheduled to launch the much-awaited gun-action warfare game METAL GEAR ARCADE, which makes use of 3D visuals. Furthermore, in addition to new titles in such popular series as MAH-JONG FIGHT CLUB, and QUIZ MAGIC ACADEMY, we plan to launch a medal game GRANDCROSS CHRONICLE. With the expansion of the world view of the game series also in mind, we are scheduled to release the video game LOVEPLUSARCADE COLORFUL CLIP as well as the medal-pusher game LOVEPLUSMEDAL Happy Daily Life. As for the PASELI e-money service, which was launched this spring to help boost demand, we intend to sequentially expand the number of arcade cabinets, including those for music games, through which the service can be used, and we will continue to propose innovative services in the arcade industry.

Furthermore, we intend to also devote our efforts to the online marketing of titles for the increasing number of game consoles with network connectivity as well as mobile phones and mobile terminals. As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, arcade games or card games.

Gaming & System

In slot machine marketing, regarding steppers, we will continue to implement the aggressive marketing of the Advantage 5 series which is enjoying popularity. Regarding video slot machines, we will carry out product development with a focus on the Podium, which is a standard series, and seek to improve our sales adopted in the Europe, Central and South America and Asian markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we intend to aggressively market the system in other markets, develop new functions, pursue strategic alliances with other companies, and reinforce the system’s strength as a product. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales.

KONAMI intends to further reinforce collaboration between its three bases – the United States, Australia and Japan – and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use KONAMI’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Health & Fitness

KONAMI strives to accurately grasp diversifying customer needs and aim to enhance the added-value of Konami Sports Clubs by proposing new lifestyles. We plan to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, expanding our products and services and by creating synergy through the enrichment of the programs offered at the facilities, the computerization of health management and the upgrading and the expansion of our product lineup and other efforts.

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness, against the backdrop of an aging society and government measures taken against lifestyle diseases, of promoting good health.

Under such circumstances, we intend to continue to roll out new facilities and offer extensive programs, products and services that meet regional characteristics and customer needs. In August, 2010, KONAMI was chosen by the Ministry of Economy, Trade and Industry (METI) for Research for Industry Creation in Ancillary Healthcare Services under METI’s FY2010 Research for Regulatory Reform and Industry Creation in Healthcare-related Fields. KONAMI intends to be utilizing IT networking technology to collaborate with healthcare organizations, etc. in the Kyoto and Osaka regions and intends also to be undertaking the creation of new ancillary healthcare services. We will continue to respond to changes in the business environment and aim to expand and enrich services, both within and outside our facilities, to support the maintenance and promotion of good health.

Projected consolidated results for the fiscal year ending March 31, 2011 are as follows: net revenue of 285,000 million yen; operating income of 24,500 million yen; income before income taxes and equity in net income of affiliated company of 22,500 million yen; and net income attributable to KONAMI CORPORATION of 13,500 million yen. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2010” dated May 13, 2010.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

3. Changes in accounting principles, procedures and reporting policies

(1)	Changes accompanying amendment of accounting standard: None

(2)	Other: None

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2009		September 30, 2010		March 31, 2010		September 30, 2010
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥38,663		¥46,373		¥50,740		$553,245
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥598 million, ¥589 million ($7,027 thousand) and ¥680 million at September 30, 2009, September 30, 2010, and March 31, 2010, respectively	19,903		28,300		30,164		337,628
Inventories	28,618		28,887		23,497		344,631
Deferred income taxes, net	19,049		20,514		20,669		244,739
Prepaid expenses and other current assets	11,037		11,626		9,492		138,702

Total current assets	117,270	41.9	135,700	45.8	134,562	45.1	1,618,945
PROPERTY AND EQUIPMENT, net	60,011	21.4	61,121	20.6	62,434	20.9	729,194
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	312		192		226		2,291
Investments in affiliate	2,116		2,097		2,146		25,018
Identifiable intangible assets	35,782		35,145		35,246		419,291
Goodwill	21,885		21,853		21,899		260,713
Lease deposits	27,931		27,487		27,685		327,929
Deferred income taxes, net	3,306		3,533		3,531		42,150
Other assets	11,418		9,490		10,469		113,219

Total investments and other assets	102,750	36.7	99,797	33.6	101,202	34.0	1,190,611

TOTAL ASSETS	¥280,031	100.0	¥296,618	100.0	¥298,198	100.0	$3,538,750

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2009		September 30, 2010		March 31, 2010		September 30, 2010
		%		%		%
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥3,117		¥7,385		¥2,433		$88,105
Trade notes and accounts payable	12,197		15,823		16,138		188,774
Accrued income taxes	1,399		2,831		3,962		33,775
Accrued expenses	14,442		15,289		18,568		182,403
Deferred revenue	6,109		10,463		6,246		124,827
Other current liabilities	6,469		5,786		6,118		69,029

Total current liabilities	43,733	15.6	57,577	19.4	53,465	17.9	686,913
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	38,315		35,886		39,885		428,132
Accrued pension and severance costs	2,714		2,853		2,861		34,037
Deferred income taxes, net	5,805		4,388		4,162		52,350
Other long-term liabilities	8,253		8,582		8,594		102,386

Total long-term liabilities	55,087	19.7	51,709	17.4	55,502	18.6	616,905

TOTAL LIABILITIES	98,820	35.3	109,286	36.8	108,967	36.5	1,303,818

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at September 30, 2009, September 30, 2010 and March 31, 2010	47,399	16.9	47,399	16.0	47,399	15.9	565,486
Additional paid-in capital	77,089	27.5	77,089	26.0	77,089	25.9	919,697
Legal reserve	284	0.1	284	0.1	284	0.1	3,388
Retained earnings	75,576	27.0	83,644	28.2	83,055	27.9	997,900
Accumulated other comprehensive income (loss)	(794)	(0.3)	(2,659)	(0.9)	(175)	(0.1)	(31,723)
Treasury stock, at cost- 10,038,735 shares, 10,039,519 shares and 10,039,336 shares at September 30, 2009, September 30, 2010 and March 31, 2010, respectively	(23,187)	(8.2)	(23,187)	(7.8)	(23,187)	(7.8)	(276,628)

Total KONAMI CORPORATION stockholders’ equity	176,367	63.0	182,570	61.6	184,465	61.9	2,178,120

Noncontrolling interest	4,844	1.7	4,762	1.6	4,766	1.6	56,812

TOTAL EQUITY	181,211	64.7	187,332	63.2	189,231	63.5	2,234,932

TOTAL LIABILITIES AND EQUITY	¥280,031	100.0	¥296,618	100.0	¥298,198	100.0	$3,538,750

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2009		Six months ended September 30, 2010		Year ended March 31, 2010		Six months ended September 30, 2010
		%		%		%
NET REVENUES:
Product sales revenue	¥75,283		¥76,380		¥185,514		$911,238
Service revenue	38,631		39,383		76,630		469,852

Total net revenues	113,914	100.0	115,763	100.0	262,144	100.0	1,381,090

COSTS AND EXPENSES:
Costs of products sold	43,780		46,617		109,910		556,156
Costs of services rendered	37,697		38,606		75,824		460,582
Selling, general and administrative	27,826		22,490		55,407		268,313
Restructuring and impairment charges	—		—		2,339		—

Total costs and expenses	109,303	96.0	107,713	93.1	243,480	92.9	1,285,051

Operating income	4,611	4.0	8,050	6.9	18,664	7.1	96,039

OTHER INCOME (EXPENSES):
Interest income	71		135		165		1,611
Interest expense	(791)		(780)		(1,574)		(9,306)
Foreign currency exchange gain (loss), net	95		(170)		67		(2,028)
Other, net	43		(8)		(200)		(96)

Other income (expenses), net	(582)	(0.5)	(823)	(0.7)	(1,542)	(0.6)	(9,819)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	4,029	3.5	7,227	6.2	17,122	6.5	86,220
INCOME TAXES	1,653	1.4	3,055	2.6	3,600	1.3	36,447
EQUITY IN NET INCOME OF AFFILIATED COMPANY	48	0.0	28	0.0	56	0.0	334

NET INCOME	2,424	2.1	4,200	3.6	13,578	5.2	50,107
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	192	0.1	8	0.0	264	0.1	95

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥2,232	2.0	¥4,192	3.6	¥13,314	5.1	$50,012

PER SHARE DATA:	Yen			U.S. Dollar
	Six months ended	Six months ended	Year ended	Six months ended
	September 30,	September 30,	March 31,	September 30,
	2009	2010	2010	2010
Basic net income attributable to KONAMI CORPORATION per share	¥16.73	¥31.41	¥99.76	$0.37
Diluted net income attributable to KONAMI CORPORATION per share	16.73	31.41	99.76	0.37

Weighted-average common shares outstanding	133,461,290	133,460,536	133,461,138
Diluted weighted-average common shares outstanding	133,461,290	133,460,536	133,461,138

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2009	Six months ended September 30, 2010	Year ended March 31, 2010	Six months ended September 30, 2010
Cash flows from operating activities:
Net income	¥2,424	¥4,200	¥13,578	$50,107
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,260	6,294	12,899	75,089
Provision for doubtful receivables	144	(116)	259	(1,384)
Restructuring and impairment charges	—	—	2,339	—
Equity in net loss (income) of affiliated company	(48)	(28)	(56)	(334)
Deferred income taxes	(187)	129	(3,577)	1,539
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	7,074	1,271	(261)	15,163
Decrease (increase) in inventories	(5,524)	(6,639)	(2,455)	(79,205)
Decrease (increase) in other receivables	(219)	156	(406)	1,861
Decrease (increase) in prepaid expenses	(1,191)	(1,301)	(24)	(15,521)
Increase (decrease) in trade notes and accounts payable	(2,798)	(49)	(949)	(585)
Increase (decrease) in accrued income taxes, net of tax refunds	(5,151)	(542)	(2,526)	(6,466)
Increase (decrease) in accrued expenses	(2,802)	(1,555)	(262)	(18,552)
Increase (decrease) in deferred revenue	(1,320)	4,495	(1,294)	53,627
Increase (decrease) in advance received	(267)	(58)	(478)	(692)
Increase (decrease) in deposits	(576)	(240)	(396)	(2,863)
Other, net	(2,025)	82	(2,094)	978

Net cash provided by (used in) operating activities	(6,206)	6,099	14,297	72,762

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2009	Six months ended September 30, 2010	Year ended March 31, 2010	Six months ended September 30, 2010
Cash flows from investing activities:
Capital expenditures	(2,945)	(4,779)	(6,318)	(57,015)
Proceeds from sales of property and equipment	0	8	10	95
Decrease (increase) in lease deposits, net	(508)	30	(374)	358
Other, net	188	(1,591)	233	(18,981)

Net cash used in investing activities	(3,265)	(6,332)	(6,449)	(75,543)
Cash flows from financing activities:
Repayments of long-term debt	(296)	(204)	(592)	(2,434)
Principal payments under capital lease obligations	(1,360)	(1,329)	(2,581)	(15,855)
Dividends paid	(3,843)	(3,600)	(7,569)	(42,949)
Purchases of treasury stock	(1)	(1)	(3)	(12)
Other, net	164	1,976	1	23,574

Net cash used in financing activities	(5,336)	(3,158)	(10,744)	(37,676)
Effect of exchange rate changes on cash and cash equivalents	(98)	(976)	68	(11,645)
Net increase (decrease) in cash and cash equivalents	(14,905)	(4,367)	(2,828)	(52,102)
Cash and cash equivalents, beginning of the period	53,568	50,740	53,568	605,347

Cash and cash equivalents, end of the period	¥38,663	¥46,373	¥50,740	$553,245

4. Going concern assumption:

None

5. Significant changes in KONAMI CORPORATION stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Six months ended September 30, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥51,222	¥8,896	¥43,239	¥10,557	¥113,914
Intersegment	197	—	136	(333)	—

Total	51,419	8,896	43,375	10,224	113,914
Operating expenses	46,935	6,681	43,077	12,610	109,303

Operating income (loss)	¥4,484	¥2,215	¥298	¥(2,386)	¥4,611

Six months ended September 30, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥52,788	¥9,264	¥43,694	¥10,017	¥115,763
Intersegment	347	—	148	(495)	—

Total	53,135	9,264	43,842	9,522	115,763
Operating expenses	48,508	6,783	43,088	9,334	107,713

Operating income (loss)	¥4,627	¥2,481	¥754	¥188	¥8,050

Year ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥19,996	¥85,480	¥14,429	¥262,144
Intersegment	411	—	285	(696)	—

Total	142,650	19,996	85,765	13,733	262,144
Operating expenses	121,167	15,323	87,687	19,303	243,480

Operating income (loss)	¥21,483	¥4,673	¥(1,922)	¥(5,570)	¥18,664

Six months ended September 30, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$629,778	$110,523	$521,284	$119,505	$1,381,090
Intersegment	4,140	—	1,766	(5,906)	—

Total	633,918	110,523	523,050	113,599	1,381,090
Operating expenses	578,716	80,923	514,054	111,358	1,285,051

Operating income (loss)	$55,202	$29,600	$8,996	$2,241	$96,039

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation of segment reporting.

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Six months ended September 30, 2009	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,063	¥13,784	¥5,022	¥3,045	¥113,914	—	¥113,914
Intersegment	3,684	2,049	9	220	5,962	¥(5,962)	—

Total	95,747	15,833	5,031	3,265	119,876	(5,962)	113,914
Operating expenses	92,527	13,724	6,032	3,012	115,295	(5,992)	109,303

Operating income (loss)	¥3,220	¥2,109	¥(1,001)	¥253	¥4,581	¥30	¥4,611

Six months ended September 30, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,782	¥14,258	¥5,189	¥3,534	¥115,763	—	¥115,763
Intersegment	5,682	627	1,231	254	7,794	¥(7,794)	—

Total	98,464	14,885	6,420	3,788	123,557	(7,794)	115,763
Operating expenses	93,834	12,426	5,894	3,214	115,368	(7,655)	107,713

Operating income (loss)	¥4,630	¥2,459	¥526	¥574	¥8,189	¥(139)	¥8,050

Year ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income (loss)	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Six months ended September 30, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,106,919	$170,103	$61,906	$42,162	$1,381,090	—	$1,381,090
Intersegment	67,789	7,480	14,686	3,030	92,985	$(92,985)	—

Total	1,174,708	177,583	76,592	45,192	1,474,075	(92,985)	1,381,090
Operating expenses	1,119,471	148,246	70,317	38,344	1,376,378	(91,327)	1,285,051

Operating income (loss)	$55,237	$29,337	$6,275	$6,848	$97,697	$(1,658)	$96,039

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

Note: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).